EXHIBIT 21.1

Histogenics Corporation

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business
Histogenics Limited	United Kingdom	Histogenics Limited
Prochon BioTech, Ltd.	Israel	Prochon BioTech, Ltd.
Histogenics Securities Corporation	Massachusetts	Histogenics Securities Corporation